UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Dimension Therapeutics, Inc.

(Name of Subject Company)

Dimension Therapeutics, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

25433V105

(CUSIP Number of Class of Securities)

Annalisa Jenkins, M.B.B.S, F.R.C.P

President and Chief Executive Officer

840 Memorial Drive

Cambridge, MA 02139

(617) 401-0011

(Name, Address and Telephone Number, including area code, of Agent For Service)

With copies to:

Kingsley L. Taft, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02110

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing contains the following documents relating to the proposed acquisition of Dimension Therapeutics, Inc., a Delaware corporation (“Dimension” or the “Company”) by Ultragenyx Pharmaceutical Inc., a Delaware corporation (“Parent”), and Mystic River Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Purchaser”), pursuant to the Agreement and Plan of Merger, dated as of October 2, 2017 by and among the Company, Parent and Purchaser:

Exhibit 99.1: Letter to Employees

Exhibit 99.2: Letter to Partners

Forward-Looking Statements

Any statements made in this communication that are not statements of historical fact, including statements about the expected timetable for completing the transaction and the Company’s beliefs and expectations and statements about the tender offer and Ultragenyx’s proposed acquisition of the Company, including the timing of and closing conditions to the acquisition, and the potential effects of the acquisition on both Ultragenyx and the Company are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations and should be evaluated as such. These statements may be identified by their use of forward-looking terminology such as the words “expects,” “projects,” “anticipates,” “intends” and other similar words. Forward-looking statements include statements that may relate to Ultragenyx’s or the Company’s plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, general economic, business and market conditions and the satisfaction of the conditions to closing of the proposed transaction. For a more complete discussion of certain of the risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements with respect to the Company, see the discussion of risks and uncertainties in the Company’s annual report on Form 10-K, quarterly reports on Form 10-Q and other documents filed by Dimension from time to time with the SEC. The forward-looking statements contained in this report are made as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

Important Information

The tender offer referred to in this document has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Ultragenyx and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Ultragenyx and its acquisition subsidiary will cause to be filed a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY THE COMPANY’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of the Company by accessing Dimension’s website at www.dimensiontx.com or upon written request to Dimension Therapeutics, Inc., 840

Memorial Drive, Cambridge, Massachusetts 02139. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC.

THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.